Exhibit 99.2

GOLD ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2021

(Expressed in United States Dollars unless otherwise stated)

May 13, 2021

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

General

This management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Gold Royalty Corp., for the three and six months ended March 31, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended March 31, 2021, and its audited financial statements and the notes thereto for the period from June 23, 2020, being the date of incorporation, to September 30, 2020 and with the Company’s final long form prospectus and related United States prospectus dated March 8, 2021 (the “Prospectus”), copies of which are available under on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company’s unaudited condensed interim consolidated financial statements for the three and six months ended March 31, 2021, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of May 13, 2021.

Unless otherwise stated, reference herein to “$” or “dollars” are to United States dollars. Reference in this MD&A to the “Company” and “GRC” mean Gold Royalty Corp., together with its subsidiary, unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	the development of properties where the Company owns royalty interests;
●	estimates regarding current or future royalty, streaming or similar interests, particularly on development stage properties;
●	ability to access data regarding the operations underlying the Company’s royalty and other interests;
●	the risks faced by the owners and operators of the Company’s royalty and other interests;
●	expectations regarding the volatility in gold and other commodity prices;
●	ability to achieve growth based on the Company’s acquisition strategy;
●	estimates of mineral resources on the projects in which the Company has royalty interests;
●	expectations regarding the counterparty risks relating to the Company’s royalty interests;
●	developments in the federal, state and foreign legislation governing the Company or the operators of properties where the Company holds royalty interests;
●	estimates regarding future revenue, expenses and needs for additional financing; and
●	ability to attract and retain qualified employees and key personnel.

1

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

These forward-looking statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

●	current gold, base metal and other commodity prices will be sustained, or will improve;
●	the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
●	any additional financing required by the Company will be available on reasonable terms; and
●	operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

●	dependence on third-party operators;
●	none of the Company’s current royalty interests are on producing properties and are subject to the risk that they may never achieve production;
●	a substantial majority of the Company’s existing royalties and other interests are on properties owned and operated by subsidiaries of one company, GoldMining Inc.;
●	the Company has limited or no access to data or the operations underlying its interests;
●	the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
●	the Company may enter into acquisitions and other material transactions at any time;
●	the Company’s future growth is to a large extent dependent on its acquisition strategy;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
●	volatility in gold and other commodity prices;
●	estimates of mineral resources on the projects underlying the Company’s interests may be subject to significant revision;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	the availability of any necessary financing in the future on acceptable terms or at all;
●	litigation risks; and
●	the other factors discussed under “Risk Factors” in the Company’s Prospectus and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive.

Technical and Third Party Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which we it is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent therein. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

2

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

Business Overview

Gold Royalty is a precious metals-focused royalty and streaming company offering creative financing solutions to the metals and mining industry. The Company’s diversified portfolio currently consists of net smelter royalties (“NSR”) ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada. The Company’s common share and its common share purchase warrant are listed on the NYSE American under the symbols ‘GROY” and “GROY.WS”, respectively.

Business Strategy

The Company’s mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors. The Company does not conduct exploration, development or mining operations on the properties in which it holds interests and it is not required to contribute capital costs, exploration costs, environmental costs or other operating costs for these properties.

In addition, the Company seeks to acquire and manage additional royalties, streams and other interests on gold and other precious metals projects. In the ordinary course of business, the Company engages in a continual review of opportunities to acquire royalty, stream or similar interests, to establish new interests on mining projects, to create new royalty, stream or similar interests through the financing of mine development or exploration, or to acquire companies that hold such interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, our analysis of technical, financial, legal and other confidential information of particular opportunities, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes.

Recent Developments

The following is a description of selected recent developments respecting the business of the Company during the six months ended March 31, 2021.

Initial Public Offering

On March 8, 2021, the Company entered into an underwriting agreement with H.C. Wainwright & Co., LLC and BMO Capital Markets Corp. (collectively the “Underwriters”) for an offering of 18,000,000 units of the Company (the “Units”) at a price of $5.00 per Unit. Each Unit consisted of one common share and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of $7.50 per share until March 11, 2024.

The Company granted the Underwriters the over-allotment option (the “Over-Allotment Option”) to purchase up to 2,700,000 common shares and/or 1,350,000 common share purchase warrants at $4.995 per common share and $0.01 per common share purchase warrant, respectively. In addition, the Company agreed to reimburse the Underwriters for certain fees and disbursements.

On March 11, 2021, the Company issued 18,000,000 Units of the Company at a price of $5.00 per Unit for gross proceeds of $90,000,000. Further, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional common shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. In connection with the initial public offering (the “IPO”), the Company incurred share issuance cost of $5,570,844, of which $5,081,064 represented cash fees paid to the Underwriters.

3

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

Royalty Acquisition

On February 1, 2021, the Company entered into a royalty purchase agreement with Quartz Mountain Resources Ltd. and Wavecrest Resources Inc. Pursuant to the terms of the agreement, the Company acquired a 1% NSR on a portion of the Quart Mountain Project located in Oregon, USA, for a cash consideration of $150,000.

COVID-19 Pandemic and Current Economic Environment

A substantial majority of the Company’s existing royalty and other interests are in respect of projects owned and operated by subsidiaries of GoldMining Inc. (“GoldMining”), the Company’s former parent, which has disclosed that its conduct of exploration and development programs may be impacted or delayed due to limitations on employee mobility, travel restrictions and shelter-in-place orders that have been put in place as a result of the ongoing COVID-19 pandemic, which may restrict or prevent its ability to access the properties underlying our interests. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at such mineral properties and, ultimately, on the Company and/or GoldMining’s business and financial condition.

In addition, the ongoing COVID-19 pandemic and related mobility, travel and other restrictions are expected to continue to impact the Company’s ability to complete site-visits and diligence of potential royalty acquisition opportunities.

Asset Portfolio

The following is a summary of the Company’s royalty and other interests as at the date hereof:

Royalties

●	a 0.5% NSR on the Almaden Project, located in Idaho, USA;
●	a 1.0% NSR on the Batistão Project, located in Brazil;
●	a 1.0% NSR on the Cachoeira Project, located in Brazil;
●	a 1.0% NSR on the Crucero Project, located in Peru;
●	a 2.0% NSR on the La Mina Project, located in Colombia;
●	a 1% NSR on a portion of the Quart Mountain Project, located in Oregon, USA;
●	a 1.0% NSR on the São Jorge Project, located in Brazil;
●	a 1.0% NSR on the Surubim Project, located in Brazil, including the Surubim and Rio Novo areas;
●	a 2.0% NSR on the Titiribi Project, located Colombia;
●	a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;
●	a 1.0% NSR on the Yarumalito Project, located in Colombia; and
●	a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties.

Buyback Rights

The Company holds the rights to acquire additional royalties on certain of the properties pursuant to buyback rights under existing royalty agreements between subsidiaries of GoldMining and third parties:

●	a 2.0% NSR on the Batistão Project for $1,000,000;
●	a 0.5% NSR on the Surubim area of the Surubim Project for $1,000,000, which royalty is payable after production at the project has exceeded two million ounces;
●	a 1.5% NSR on the Surubim area of the Surubim Project for $1,000,000;
●	a 0.65% NSR on the Rio Novo area of the Surubim Project for $1,500,000;
●	a 0.75% NSR on the Whistler Project (including an area of interest) for $5,000,000;
●	a 1.0% NSR on the Yarumalito Project for C$1,000,000;
●	a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for C$1,000,000;
●	a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for C$500,000; and
●	a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for C$250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

4

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

Overall Performance

For the three and six months ended March 31, 2021, the Company incurred a net loss of $2,255,579 and $2,755,382, respectively. As at March 31, 2021, the Company had working capital of $88,978,296.

See “Recent Developments” for further information regarding the Company’s activities during the six months ended

March 31, 2021.

Selected Annual Information

Period from incorporation on June 23, 2020 to September 30, 2020
Revenue	$-
Net loss	$(140,631)
Net loss per share, basic and diluted	$(140,631)
Dividend	$-

As at September 30, 2020
Total assets	$55,456
Total non-current financial liabilities	$-
Total liabilities	$196,382

From the date of incorporation, being June 23, 2020, to September 30, 2020, the Company incurred a net loss of $140,631, which mainly comprised of:

●	professional fees of $119,782, which primarily related to the incorporation of the Company, the acquisitions of royalty and other interests, corporate tax advisory and other matters relating to the launch of the Company;
●	$5,106 of general and administrative costs, which primarily comprised technology expenses; and
●	management fees and salaries of $15,698 paid to senior management of the Company.

Discussion of Operations

During the three and six months ended March 31, 2021, the Company incurred consulting fees of $295,232, which consisted primarily of consulting fees paid for corporate development and capital advisory services after the Company completed its IPO. No such consulting fees were paid by the Company when it was a private company.

During the three and six months ended March 31, 2021, the Company incurred management and directors’ fees of $117,274 and $151,810, respectively, which primarily consisted of salaries paid to or payable to members of senior management and a director of the Company. The increase in management and directors’ fees during the three and six months ended March 31, 2021, as compared to $15,698 of salaries paid to the Chief Financial Officer and Chief Development Officer for the period ended September 30, 2020, was primarily the result of salaries paid to the Chief Executive Officer and fees paid to a director during the current period. The increase was a function of increased activity in relation to the IPO and the commencement of business.

5

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

During the three and six months ended March 31, 2021, the Company incurred general and administrative costs of $288,179 and $322,227, respectively, as compared to $5,106 for the period ended September 30, 2020. The major components of the general and administrative costs for the three and six months ended March 31, 2021 included roadshow expenses for the IPO of $20,429 and $20,429, corporate branding and website design expenses of $4,792 and $28,104, transfer agent and regulatory fees of $89,926 and $91,430, and insurance expense of $141,883 and $141,883, respectively. The increase in general and administrative costs was primarily the result of a higher level of activity leading up to and after the Company’s IPO.

During the three and six months ended March 31, 2021, the Company incurred professional fees of $515,623 and $798,682, respectively, which primarily consisted of project due diligence expenses, audit and legal fees for general corporate matters. From the date of incorporation, being June 23, 2020, to September 30, 2020, the Company incurred professional fees of $119,782, which primarily related to the incorporation of the Company, the acquisitions of royalty and other interests, corporate tax advisory and other matters relating to the launch of the Company.

During the three and six months ended January 31, 2021, the Company recognized share-based compensation expense of $1,017,994 and $1,096,694, respectively, of which $213,915 and $285,220 are related to the award of performance based restricted shares vested during the period, $804,079 and $811,474 represents the fair value of share options issued by the Company to management, directors and consultants of the Company, as well as share options issued by GoldMining to one of the officers of the Company, respectively.

During the three and six months ended March 31, 2021, the Company recognized a foreign exchange loss of $28,948 and $98,269, respectively, which primarily consisted of exchange difference on the translation of cash denominated in U.S. dollars to the then Canadian dollar functional currency.

The net loss for the three and six ended March 31, 2021 was $2,255,579 and $2,755,382, respectively. The net loss for the period since incorporation to September 30, 2020 was $140,631.

Use of IPO Proceeds

On March 11, 2021, the Company issued 18,000,000 Units of the Company at a price of $5.00 per Unit for gross proceeds of $90,000,000. As disclosed in the Prospectus, the net proceeds, assuming no exercise of the Over-Allotment Option by the Underwriters were estimated to be $82,270,000, after deducting underwriting discounts and commissions and estimated offering expenses.

During March 2021, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional common shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. Including partial exercises of the Over-Allotment Option by the Underwriters, the Company received net proceeds in an aggregate amount of $88,045,784, which comprised of gross proceeds of $93,616,628, less Underwriters’ fees of $5,081,064 and securities issuance costs of $489,780. The Company also incurred listing expenses associated with the IPO of $699,516. The net proceeds to the Company from the IPO, after deducting listing expenses, were $87,346,268.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Prospectus, and the net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to March 31, 2021.

	As disclosed in the Prospectus	Approximate amount expended from March 9, 2021 to March 31, 2021
	($)	($)
Future acquisitions	77,300,000	-
Operating expenses (1)	3,500,000	1,062,654
Other general working capital purposes	1,470,000	-
Total	82,270,000	1,062,654

Note:

(1) Included consulting fees, general and administrative, management and directors’ fees and professional fees.

6

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated:

	Revenues	Net loss	Net loss per share, basic and diluted	Dividends
	($)	($)	($)	($)
Three months ended:
From incorporation June 23, 2020 to September 30, 2020	-	(140,631)	(140,631.00)	-
December 31, 2020	-	(499,803)	(0.04)	-
March 31, 2021	-	(2,255,579)	(0.08)	-

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by due diligence costs on project evaluation, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective periods.

Liquidity and Capital Resources

	As at March 31,	As at September 30,
	2021	2020
	($)	($)
Cash and cash equivalents	89,566,071	37,539
Working capital (deficit)	88,978,296	(142,513)
Total assets	103,303,185	55,456
Total current liabilities	640,968	196,382
Accounts payable and accrued liabilities	640,968	75,452
Total non-current liabilities	-	-
Shareholders’ equity (deficit)	102,662,217	(140,926)

As at March 31, 2021, the Company had cash and cash equivalents of $89,566,071 compared to $37,539 at September 30, 2020, royalties with a carrying value of $13,682,527 which was acquired through issuances of the Company’s common shares, and accounts payable and accrued liabilities of $640,968 compared to $75,452 at September 30, 2020. The increase in accounts payable and accrued liabilities of $565,516 was primarily attributed to accrued insurance expenses and unpaid audit and legal fees associated with the Company’s IPO. As at March 31, 2021, the Company had a working capital of $88,978,296 as compared to a working capital deficit of $142,513 as at September 30, 2020, with the increase primarily due to funds received from the IPO.

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance of shares, by way of private placement, and the IPO. The Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities pursuant to equity financings and short-term or long-term loans. The Company had no material commitments or contractual obligations as at March 31, 2021. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

7

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

Cash Flows

Operating Activities

Net cash used in operating activities during the six months ended March 31, 2021 was $1,384,117, which reflected a net loss of $2,755,382 offset by non-cash items including the Company’s share-based compensation of $1,096,694 and non-cash working capital changes including an increase in prepaids and other receivables of $29,502 and accounts payable and accrued liabilities of $394,701, and repayment of the amount due to GoldMining of $83,096. Significant operating expenditures during the period included consulting fees, management salaries and directors’ fees, general and administrative costs and professional fees.

Net cash used in operating activities during the period from incorporation, June 23, 2020 to September 30, 2020 of $83,096 was funded by GoldMining, the former parent company, on behalf of the Company. The amount used in operations reflected a net loss of $140,631 offset by non-cash changes including an increase in other receivables of $241 and prepaids of $16,089 and an increase in accounts payable and accrued liabilities of $73,820. Significant operating expenditures during the period included management salaries, general and administrative costs and professional fees.

Investing Activities

In the six months ended March 31, 2021, the Company purchased equipment of $1,632, acquired the Quartz Mountain royalty for $150,000 and paid professional fees of $67,260 for the purchase of the royalty interests.

Financing Activities

During the six months ended March 31, 2021, net cash provided by financing activities was $91,069,406 which was primarily comprised of the net proceeds of $88,208,194 from the IPO and proceeds received from the private placement of $2,848,750.

Net cash provided by financing activities during the period from incorporation, June 23, 2020 to September 30, 2020 was $37,538 which was primarily related to funds advanced by GoldMining. The advance by GoldMining was repaid by the Company during the six months ended March 31, 2021.

Contractual Obligations

As at March 31, 2021, the Company did not have any payments due over the succeeding five year period pursuant to any contractual obligations.

Off-Balance Sheet Arrangements

At March 31, 2021, the Company did not have any off-balance sheet arrangements (as defined in Item 303(a)(4)(ii) of Regulation S-K).

Transactions with Related Parties

Related Party Transactions

During the three and six months ended March 31, 2021, the Company incurred $4,792 and $28,104 in technology expenses for branding and website design services provided by Blender Media Inc., a company controlled by a direct family member of a director of the Company. In addition, the Company settled the amount due to GoldMining, the former parent company, during the six months ended March 31, 2021.

On December 4, 2020, one of the Company’s directors subscribed for 150,000 common shares at $2.15 per share in a private placement.

Related party transactions are based on the amounts agreed to by the parties. During the six months ended March 31, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

8

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and six months ended March 31, 2021 are as follows:

	For the three months ended	For the six months ended
	March 31, 2021	March 31, 2021
	($)	($)
Management salaries	93,919	128,455
Directors’ fees	23,355	23,355
Share-based compensation	946,697	1,025,397
Total	1,063,971	1,177,207

As at March 31, 2021 and September 30, 2020, $25,733 and $9,364 were payable to key management personnel for expense reimbursement and services provided to the Company, respectively.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the determination of the fair value of acquired royalty interests, key assumptions underlying the recoverable amounts used in impairment testing, and estimates and assumptions used in the determination of fair value of restricted shares.

The assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from stream and royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

Change in Functional Currency

On March 11, 2021, GRC, the parent entity, changed its functional currency from the Canadian dollar to the U.S. dollar. The change in functional currency resulted from the growing proportion of expenses paid in U.S. dollars and the receipt of the cash proceeds of $88 million in U.S. dollars upon the completion of the IPO on March 11, 2021.

The effect of the change in functional currency is accounted for prospectively with no impact on prior period information. The Company translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from translation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

9

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2021

Financial Instruments and Risk Management

Financial Instruments

At March 31, 2021, the Company’s financial assets include cash and cash equivalents. The Company’s financial liabilities include accounts payable. The carrying value of the Company’s financial liabilities approximate fair value due to their short term to maturity.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital as at March 31, 2021 was $88,978,296. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents are minimal.

Subsequent Event

Subsequent to March 31, 2021, the Company entered into an agreement with a service provider for the provision of advertising and digital marketing services. The total fee was paid in cash and 75,000 common shares of the Company. The common shares are subject to a hold period that will expire on August 24, 2021.

Outstanding Share Data

As at the date hereof, the Company has 41,621,347 common shares, 10,350,000 common share purchase warrants and 2,505,000 share options outstanding.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com and www.sec.gov.

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